UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                Amendment No. 1


                              PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   697933-10-9
                 ---------------------------------------------
                                 (CUSIP Number)

                                  Emilio Romano
                            Av. Vasco de Quiroga 2000
                                Colonia Santa Fe
                             C.P. 01210 Mexico, D.F.
                                 (525) 261-2414
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 1, 1998
                  ---------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             SCHEDULE 13D

CUSIP No.   697933-10-9                          Page  2 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Grupo Televisa, S.A.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Mexico

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 shares of Common Stock (See Item 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 shares of Common Stock (See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0 (See Item 5)

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                             SCHEDULE 13D

CUSIP No.   697933-10-9                          Page  3 of 8 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Satellite Company, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Nevada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 shares of Common Stock (See Item 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 shares of Common Stock (See Item 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 shares of Common Stock (See Item 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES*                                  [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    0O


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!




Item 1.  Security and Issuer
         -------------------

            There is no change in this Section.

Item 2.  Identity and Background
         -----------------------

            There is no change in this Section.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

            See Item 4 below.

Item 4.  Purpose of Transaction
         ----------------------

            On May 1, 1998, Satellite Company, LLC, a wholly owned indirect subsidiary of Grupo Televisa, S.A., sold all of the shares of Common Stock held by it to Hughes Communications, Inc.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

            (a) For the information required by Item 5(a), see items 11 and 13 on the cover page for each of Televisa and Satellite.

            (b) For the information required by Item 5(b), see items 7, 8, 9 and 10 on the cover page for each of Televisa and Satellite.

            (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director of any of the Reporting Persons during the past 60 days.

            (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

            (e) May 1, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------

            None.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         Exhibit 1. Joint Filing Agreement dated as of May 22, 1997*


--------
* Filed with the Securities and Exchange Commission as an Exhibit to Grupo Televisa's Schedule 13D on May 27, 1997 and incorporated herein by reference.


                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 1998


                              By:   GRUPO TELEVISA, S.A.

                                    By:    /s/ Emilio Romano
                                           ---------------------------
                                           Name: Emilio Romano
                                           Title: Authorized Signatory


                                    SIGNATURE
                                    ---------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 1998


                              By:   SATELLITE COMPANY, LLC

                                    By:    /s/ Charles Steinberg
                                           ---------------------------
                                           Name: Charles Steinberg
                                           Title: Authorized Signatory


                                  EXHIBIT INDEX
                                  -------------



         Exhibit 1. Joint Filing Agreement dated as of May 22, 1997.*


--------
* Filed with the Securities and Exchange Commission as an Exhibit to Grupo Televisa's Schedule 13D on May 27, 1997 and incorporated herein by reference.